UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 1, 2023

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)
RESULTS FOR THE SIX-MONTH PERIOD ENDED 31 DECEMBER 2022 – SHORT FORM ANNOUNCEMENT

Johannesburg, Wednesday, 1 March 2023. Harmony Gold Mining Company Limited (“Harmony” or “the Company”) is pleased to announce its financial and operating results for the six-month period ended 31 December 2022 (“H1FY23”).

•36% increase in net profit to R1.9bn (US$108m) from R1.4bn (US$96m)
•6% increase in revenue to R23.3bn (US$1.3bn) from R22.0bn (US$1.5bn)
•7% increase in production profit to R5.4bn (US$313m) from R5.0bn (US$336m)
•Net debt to earnings before interest, taxes, depreciation and amortisation (“EBITDA”) increased to 0.6x from 0.1x due to the acquisition of Eva Copper in Northern Queensland, Australia
•18 % increase in headline earnings per share (HEPS) to 293 SA cents (17 US cents) from 248 SA cents (17 US cents)
•31% increase in earnings per share (EPS)to 298 SA cents (17 US cents) from 227 SA cents (16 US cents)
•No interim dividend was declared due to the allocation of capital towards near-term copper and growth projects (December 2021: 40 SA cents per share(approximately 2.7 US cents))

“Our strategy of allocating growth capital towards high-margin, long-life assets has started to deliver the desired results. Excellent recovered underground grades along with the strong rand-per-kilogram gold price have provided Harmony with good tailwinds. Execution excellence and sustainable mining practices will ensure that we achieve our annual production and cost guidance for the 2023 financial year,” said Peter Steenkamp, chief executive officer of Harmony.
Short form announcement:
This short-form announcement is the responsibility of the Board.
Shareholders are advised that this short-form announcement represents a summary of the information contained in the full announcement (“results booklet”) and does not contain full or complete details published on the Stock Exchange News Service (“SENS”), via the JSE link and on Harmony’s website (www.harmony.co.za) on 1 March 2023.

The financial results as contained in the condensed consolidated financial statements for the six months ended 31 December 2022 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon.

Any investment decisions by investors and/or shareholders should be based on a consideration of the full announcement as a whole and shareholders are encouraged to review the results booklet, which is available for viewing on the Company’s website referred to above and via the JSE link at https://senspdf.jse.co.za/documents/2023/jse/isse/HARE/HY23Result.pdf.

The results booklet is also available for inspection at the registered office of the Company, Randfontein Office Park, Randfontein, 1760, Corner Main Reef Road/Ward Avenue, Randfontein, and at the offices of the sponsors, J.P. Morgan. Inspection of the results booklet is available to investors and/or shareholders at no charge, during normal business hours from today, 1 March 2023, until 8 March 2028.

Copies of the results booklet may be requested from HarmonyIR@harmony.co.za
Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0)82 746 4120

Johannesburg, South Africa
1 March 2023

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: March 1, 2023	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director